Exhibit 99.1

Aurora Cannabis Receives Lenders' Consent for Proposed Acquisition of ICC

Milestone towards Completing Transaction to Establish Leadership in South American Market

EDMONTON and VANCOUVER, Nov. 1, 2018 /CNW/ - Aurora Cannabis Inc. (Aurora) (NYSE: ACB) (TSX: ACB) (Frankfurt: 21P; WKN: A1C4WM) and ICC Labs Inc. (ICC) (TSX-V: ICC) are pleased to announce that Aurora has received, from its consortium of lenders led by Bank of Montreal (collectively, the Lenders), consent and approval as required under its credit agreement with the Lenders to the previously announced plan of arrangement (the Arrangement) between ICC and Aurora. Subject to the terms and conditions of the arrangement agreement dated September 8, 2018 (the Arrangement Agreement), Aurora will acquire all of the issued and outstanding common shares (ICC Shares) of ICC. Obtaining such consent and approval is one of the conditions to completing the Arrangement.

Strategic Rationale

The Arrangement, once approved, will create a strong foundation for expansion, and will leverage ICC's first-mover advantage in South America, bringing significant low-cost production capacity, a well-diversified product portfolio, and extensive distribution channels throughout South America and internationally.

Led by CEO Alejandro Antalich, a widely-recognized leader in the South American cannabis market with over 25 years of experience in the pharmaceutical sector, the acquisition of ICC will establish Aurora as the industry leader in South America, a continent with over 420 million people.  ICC is based in Uruguay, the first country in the world to legalize cannabis for adult consumer use. In addition, ICC holds licenses in Colombia for the production of medical cannabis.

Special Meeting of ICC Shareholders

A special meeting (the Meeting) of holders of ICC Shares (ICC Shareholders) will be held on Tuesday November 6, 2018 at 9:00 a.m. (Toronto time) at Norton Rose Fulbright Canada LLP, located at Royal Bank Plaza, South Tower, Suite 3800, 200 Bay Street, Toronto. At the Meeting, ICC Shareholders will be asked to consider and vote on a special resolution (the Arrangement Resolution) approving the Arrangement.

Full details of the Arrangement and certain other matters are set out in the management information circular of ICC dated October 3, 2018 (as updated by the news release of ICC dated October 15, 2018) (the Circular). A copy of the Circular and other meeting materials can be found under ICC's profile on SEDAR at www.sedar.com.

ICC Board Recommendation

ICC's board of directors has unanimously approved the Arrangement and recommends that ICC Shareholders vote FOR the Arrangement Resolution.

Timing and Conditions

Assuming approval of the Arrangement at the Meeting, ICC will, on or about November 8, 2018, return to the Supreme Court of British Columbia to seek a final order to implement the Arrangement. The closing of the Arrangement remains subject to receipt of certain other approvals (including certain Uruguayan regulatory approvals) and the satisfaction or waiver of certain other customary closing conditions. Approval by shareholders of Aurora is not required. Assuming all conditions are satisfied, ICC and Aurora expect that the closing of the Arrangement will be completed in the fourth quarter of 2018.

Proxy Solicitation

ICC has retained Laurel Hill Advisory Group to solicit proxies, on behalf of management, to vote FOR the Arrangement Resolution. If you have any questions relating to your vote, please contact Laurel Hill by telephone toll free at 1-877-452-7184 (1-416-304-0211 by collect call) or by email at assistance@laurelhill.com.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 19 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to Aurora's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and the pending acquisition of ICC – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

About ICC

ICC is a fully licensed producer and distributor of medicinal cannabinoid extracts, recreational cannabis and industrial hemp products in Uruguay as well as a fully licensed producer of medicinal cannabis in Colombia. ICC has active operations in Uruguay, and is focused on becoming the worldwide leading producer of cannabinoid extracts, giving support and promoting responsible use for medicinal purposes, backed by scientific research and innovation, while following strict compliance with standards for quality and safety.

Neither the TSX, TSX-V nor their Regulation Services Provider (as that term is defined in the policies of the TSX and TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO                                Alejandro Antalich, CEO
Aurora Cannabis Inc.                           ICC Labs Inc.

Caution Concerning Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (forward-looking statements). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements in this news release include, but are not limited to statements with respect to: the anticipated timing of the Meeting and the closing of the Arrangement; the satisfaction of closing conditions including required ICC Shareholder approval; necessary court approvals; the requisite Uruguayan regulatory approvals being obtained; certain other customary closing conditions; and the expected benefits of the Arrangement.

Implicit in the forward-looking statements referred to above are assumptions regarding, among other things: the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary ICC Shareholder approval and regulatory, court, stock exchange and other third party approvals; the ability of the parties to satisfy, in a timely manner, the conditions to the closing of the Arrangement; and other expectations and assumptions concerning the Arrangement. The anticipated timing provided herein in connection with the Arrangement may change for a number of reasons, including the inability to secure necessary ICC Shareholder approval and regulatory, court, stock exchange or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions necessary to complete the Arrangement. ICC Shareholders are urged to carefully read the Circular (as updated by the news release of ICC dated October 15, 2018) in its entirety.

Forward-looking statements are based on the opinions and estimates of management of ICC and Aurora at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statement, whether expressed or implied, including, without limitation: the potential risk that the Arrangement Resolution will not be approved by ICC Shareholders or that the Arrangement Agreement could be terminated in certain circumstances; failure to, in a timely manner, or at all, obtain the required regulatory, court, stock exchange or other third party approvals for the Arrangement or any ancillary transaction; failure of the parties to otherwise satisfy the conditions to complete the Arrangement; the possibility that ICC's board of directors could receive an acquisition proposal and approve a superior proposal; significant transaction costs or unknown liabilities; the risk of litigation or adverse actions or awards that would prevent or hinder the completion of the Arrangement; failure to realize the expected benefits of the Arrangement; compliance with all applicable laws and other customary risks associated with transactions of this nature; and general economic conditions. If the Arrangement is not completed, and ICC continues as an independent entity, there are serious risks that the announcement of the Arrangement and the dedication of substantial resources of ICC to the completion of the Arrangement could have an adverse impact on ICC's business and strategic relationships, operating results and business generally. If the Arrangement is completed, ICC Shareholders will forego any potential future increase in ICC's value as an independent public company. ICC's failure to comply with the terms of the Arrangement Agreement may, in certain circumstances, also result in ICC being required to pay a termination fee or expense reimbursement to Aurora, the result of which could have a material adverse effect on ICC's financial position, operating results and ability to fund growth prospects. Readers are cautioned that the foregoing list is not exhaustive. Forward-looking statements should be considered carefully and undue reliance should not be placed on them.

Management of Aurora and ICC provide forward-looking statements because they believe they provide useful information to readers when considering their investment objectives and cautions readers that the information may not be appropriate for other purposes. Consequently, all of the forward-looking statements made in this news release are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, ICC and Aurora. In particular, there can be no assurance that the Arrangement will be completed. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management of Aurora and ICC at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

These forward-looking statements are made as of the date of this news release and each of ICC and Aurora assume no obligation to update or revise them to reflect subsequent information, events or circumstances or otherwise, except as expressly required by applicable law.

SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, (416) 509-5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, (647) 269-5523, marc.lakmaaker@auroramj.com; Rob Kelly, (647) 331-7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, (212) 896-1233 / (212) 896-1203, pcarlson@kcsa.com / ebarker@kcsa.com; For ICC: Alejandro Antalich, CEO, (598) 2900-0000 ext. 404, ir@icclabs.com

CO: Aurora Cannabis Inc.

CNW 07:00e 01-NOV-18